[redacted]

09042965

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35447

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2008 (MM/DD/YY) AND ENDING 09/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTER-MARKET CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORP.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 SANDS POINT ROAD
(No. and Street)

PORT WASHINGTON (City) NY (State) 11050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALWYN V. H. FAREY-JONES (516) 410-6007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICH AND BANDER, LLP
(Name – *if individual, state last, first, middle name*)

15 WEST 28TH STREET, STE 7A (Address) NEW YORK (City) NY (State) 10001 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 7 2009
BRANCH OF REGISTRATIONS AND
10 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALWYN V. H. FAREY-JONES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTER-MARKET CAPITAL CORPORATION (A WHOLLY OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORP.), as of SEPTEMBER 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT
Title

Sworn to before me this
25th day of November, 2009

Notary Public

KRISHAUN NAGASAR LATCHMAN
Notary Public, State of New York
No. 01LA6195412
Qualified in Queens County
Commission Expires Oct. 20, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

TO THE STOCKHOLDERS OF
INTER-MARKET CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORPORATION)

We have audited the accompanying statement of financial condition of Inter-Market Capital Corporation as of September 30, 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inter-Market Capital Corporation as of September 30, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rich and Bander, LLP

New York, New York
November 6, 2009

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 383-8859 EMAIL: INFO@RICHANDBANDER.COM

Inter-Market Capital Corporation
(A Wholly-Owned Subsidiary of Inter-Market Financial Corporation)

Statement of Financial Condition
September 30, 2009

ASSETS	
Current Assets	
Cash	$ 1,494
Investment	119,998
Due from parent	143,293
Prepaid expenses	652
Total assets	**$ 265,437**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 3,900
Income taxes payable	2,366
Deferred taxes	68
Total liabilities	**6,334**
Commitments and Contingent Liabilities	-
Stockholders' equity	
Common stock, no par value; 100 shares authorized, issued and outstanding	10,100
Retained earnings	197,783
Accumulated other comprehensive income	51,220
Total stockholders' equity	**259,103**
Total liabilities and stockholders' equity	**$ 265,437**

See the accompanying notes to the financial statements.

Inter-Market Capital Corporation
(A Wholly-Owned Subsidiary of Inter-Market Financial Corporation)

Statement of Operations
For the Period Ended September 30, 2009

Revenue	
Interest and dividend income	$ 38
Total revenue	38
Expenses	
Accommodation expense	5,522
Professional fees	3,750
Other operating expenses	1,649
Total Operating Expenses	10,921
Loss before other income	(10,883)
Gain on investment other than trading	10
Loss before provision for income taxes	(10,873)
Income tax benefit	1,963
Net loss	(8,910)

Statement of Comprehensive Income (Loss)

Net loss	(8,910)
Other comprehensive income	1,020
Comprehensive loss	$ (7,890)

See the accompanying notes to the financial statements.

Inter-Market Capital Corporation
(A Wholly-Owned Subsidiary of Inter-Market Financial Corporation)

Statement of Changes in Stockholders' Equity
For the Period Ended September 30, 2009

	Common Stock		Retained	Accumulated Other Comp.	Total Stockholders'
	Shares	Amount	Earnings	Income	Equity
Balance at October 1, 2008	100	$ 10,100	$ 206,693	$ 50,200	$ 266,993
Net loss	-	-	(8,910)	-	(8,910)
Other comprehensive income	-	-	-	1,020	1,020
Balance at September 30, 2009	100	$ 10,100	$ 197,783	$ 51,220	$ 259,103

See the accompanying notes to the financial statements.

Inter-Market Capital Corporation
(A Wholly-Owned Subsidiary of Inter-Market Financial Corporation)

Statement of Cash Flows
For the Period Ended September 30, 2009

Cash flows from operating activities:		
Net loss	$	(8,910)
Adjustments to reconcile net income to net cash flows provided by operating activites:		
(Increase) decrease in operating assets:		
Due from parent		(4,478)
Prepaid expenses		(46)
Deferred taxes		83
Net unrealized gain (loss) on investments other than trading		1,020
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		3,900
Income taxes payable		(2,296)
Deferred taxes		68
Total adjustments		(1,749)
Net cash (used in) operating activities		(10,659)
Cash flows from investing activities:		
Net increase in investment		(708)
Net cash (used in) investing activities		(708)
Net decrease in cash and cash equivalents		(11,367)
Cash and cash equivalents - beginning of period		12,861
Cash and cash equivalents - end of period	$	1,494
Supplemental cash flows disclosures		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

See the accompanying notes to the financial statements.

1) Organization and Nature of Business

Inter-Market Capital Corporation (the "Company") was incorporated in the State of New York on November 25, 1985. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Inter-Market Financial Corporation (the "Parent").

2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Federal and State taxes are recorded as of the date of the financial statements utilizing currently enacted tax laws and rates. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments approximate the carrying values of such amounts.

3) Investment

Investment at fair market value consists of a U.S. Treasury Bill. Net unrealized holding losses on this investment for the year ended September 30, 2009 in the amount of $1,020 have been included in accumulated other comprehensive income.

4) Related Party Transactions

Pursuant to an accommodation expense agreement (the "Agreement") dated October 1, 2008, the Parent provides all support services for the Company including, among others, salaries, office space, legal and utilities in the normal course of its business.

The Company pays an accommodation fee to the Parent equal to one third (there being three companies sharing the office space), plus 10% (to compensate Parent for the expense of the accounting required hereby), of Parent's accommodation expense.

5) Commitments and Contingencies

At the present time, the company has no commitments or contingencies.

6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2009, the Company had net capital of $114,257 which is $109,257 in excess of required net capital of $5,000. The Company's net capital ratio at September 30, 2009 is 1.055 to 1.

7) Income Tax Matters

Deferred taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. The Company's current deferred tax liability arose primarily from net unrealized gains.

8) Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of net unrealized gain on investments of $51,220 as of September 30, 2009.

9) Concentrations of Credit Risk

Management believes it is not exposed to any significant credit risk. Cash deposits in financial institutions are below the FDIC insured amounts.

10) Annual Report on Form X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the company's office and at the regional office of the Securities and Exchange Commission.

Inter-Market Capital Corporation
(A Wholly-Owned Subsidiary of Inter-Market Financial Corporation)

Schedule of Computation of Net Capital for Brokers and Dealers Under SEC Rule 15c3-1
For the Period Ended September 30, 2009

Total stockholders' capital			$ 259,103
Non-allowable assets, deductions and charges:			
Due from parent		143,293	
Prepaid expenses		652	
Total non-allowable assets, deductions and charges			143,945
Net capital before haircuts			115,158
Haircut under (c)(2)(vi)(J)	0.50%	600	
"Funds & Trusts" haircut	2.00%	30	
		630	
Undue concentration - Rule (c)(2)(vi)(M) for Investments at Market	50.00%	271	
		901	901
Net capital after haircuts			114,257
Computation of basic net capital requirements			
Minimum net capital required (6 2/3% of aggregate indebtedness of $6,333)			422
Minimum dollar net capital requirement			5,000
Minimum capital required			5,000
Excess net capital			$ 109,257
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)			$ 113,624
Computation of aggregate indebtedness			
Total aggregate indebtedness in the statement of financial condition			$ 6,334
Percentage of aggregate indebtedness to net capital			5.50%
Ratio of aggregate indebtedness to net capital			0.055 to 1

See accompanying notes to the financial statements.

Inter-Market Capital Corporation
(A Wholly-Owned Subsidiary of Inter-Market Financial Corporation)

Schedule of Reconciliation of Net Capital per Focus Report
with Audit Report
For the Period Ended September 30, 2009

Net capital, as reported in Company's Part IIA unaudited Focus Report	$ 114,257
Net capital, per report pursuant to Rule 17a - 5(d)	$ 114,257

Reconciliation With The Company's Computations:

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of September 30, 2009, filed on October 13, 2009.

See the accompanying notes to the financial statements.

Inter-Market Capital Corporation
(A Wholly-Owned Subsidiary of Inter-Market Financial Corporation)

Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3
For the Period Ended September 30, 2009

State the Market Value and the Number of items:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of September 30, 2009 (for which instructions to reduce to possession or control had been issued as of that date, but for which the required action was not taken by respondent within the time frames specified under Rule 15e3-3).	NONE
Number of Items	NONE
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of Items	NONE

See the accompanying notes to the financial statements.

Inter-Market Capital Corporation
(A Wholly-Owned Subsidiary of Inter-Market Financial Corporation)

Computation for Determination of the Reserve Requirements Under SEC Rule 15c3-3
For the Period Ended September 30, 2009

Credit Balances	NONE
Debit Balances	NONE
Reserve Computation:	
Excess of Total Credits Over Total Debits	NONE
Required Deposit	NONE
Frequency of Computation	NOT APPLICABLE

Reconciliation With The Company's Computations:
A reconciliation is not necessary pursuant to rule 17a-5(a) since there are no material differences between the computation for determination of reserve requirements as computed above and the computation by the Company included in the Form X-17A-5 as of September 30, 2009, filed on October 13, 2009.

See the accompanying notes to the financial statements.

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

TO THE STOCKHOLDERS OF
INTER-MARKET CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORPORATION)

In planning and performing our audit of the financial statements of Inter-Market Capital Corporation (the "Company") for the period ended September 30, 2009 (on which we issued our report dated November 6, 2009), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 383-8859 EMAIL: INFO@RICHANDBANDER.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rich and Bander, LLP

New York, New York
November 6, 2009

Washington, DC
122

INTER-MARKET CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
INTER-MARKET FINANCIAL CORPORATION)
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a5 of
The Securities Exchange Act of 1934
SEC File No. 8-35447

FOR THE YEAR ENDED SEPTEMBER 30, 2009

Inter-Market Capital Corporation
(A Wholly-Owned Subsidiary of Inter-Market Financial Corporation)

Table of Contents
For the Period Ended September 30, 2009

	Page
Facing Page to Form X-17 A-5	1
Affirmation	2
Independent Auditors' Report	3
Financial Statements	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Stockholders' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-9
Supplemental Information Required by Rule 17a-5 of the Securities and Exchange Commission	
Schedule of Computation of Net Capital for Brokers and Dealers Under SEC Rule 15c3-1	10
Schedule of Reconciliation of Net Capital Per FOCUS Report with Audit Report	11
Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3	12
Computation for Determination of the Reserve Requirements Under SEC Rule 15c3-3	13
Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3	14-15

SEC
Mail Processing
Section

NOV 27 2009

Washington, DC
122

INTER-MARKET CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
INTER-MARKET FINANCIAL CORPORATION)
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a5 of
The Securities Exchange Act of 1934
SEC File No. 8-35447

FOR THE YEAR ENDED SEPTEMBER 30, 2009

Inter-Market Capital Corporation
(A Wholly-Owned Subsidiary of Inter-Market Financial Corporation)

Table of Contents
For the Period Ended September 30, 2009

	Page
Facing Page to Form X-17 A-5	1
Affirmation	2
Independent Auditors' Report	3
Financial Statements	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Stockholders' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-9
Supplemental Information Required by Rule 17a-5 of the Securities and Exchange Commission	
Schedule of Computation of Net Capital for Brokers and Dealers Under SEC Rule 15c3-1	10
Schedule of Reconciliation of Net Capital Per FOCUS Report with Audit Report	11
Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3	12
Computation for Determination of the Reserve Requirements Under SEC Rule 15c3-3	13
Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3	14-15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35447

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2008 (MM/DD/YY) AND ENDING 09/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTER-MARKET CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORP.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 SANDS POINT ROAD
(No. and Street)

PORT WASHINGTON	NY	11050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALWYN V. H. FAREY-JONES (516) 410-6007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICH AND BANDER, LLP
(Name – *if individual, state last, first, middle name*)

15 WEST 28TH STREET, STE 7A	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALWYN V. H. FAREY-JONES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTER-MARKET CAPITAL CORPORATION (A WHOLLY OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORP.), as of SEPTEMBER 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Sworn to before me this 25th day of November, 2009

Notary Public

KRISHAUN NAGASAR LATCHMAN
Notary Public, State of New York
No. 01LA6195412
Qualified in Queens County
Commission Expires Oct. 20, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

TO THE STOCKHOLDERS OF
INTER-MARKET CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORPORATION)

We have audited the accompanying statement of financial condition of Inter-Market Capital Corporation as of September 30, 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inter-Market Capital Corporation as of September 30, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rich and Bander, LLP

New York, New York
November 6, 2009

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 383-8859 EMAIL: INFO@RICHANDBANDER.COM

Inter-Market Capital Corporation
(A Wholly-Owned Subsidiary of Inter-Market Financial Corporation)

Statement of Financial Condition
September 30, 2009

ASSETS	
Current Assets	
Cash	$ 1,494
Investment	119,998
Due from parent	143,293
Prepaid expenses	652
Total assets	**$ 265,437**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 3,900
Income taxes payable	2,366
Deferred taxes	68
Total liabilities	**6,334**
Commitments and Contingent Liabilities	-
Stockholders' equity	
Common stock, no par value; 100 shares authorized, issued and outstanding	10,100
Retained earnings	197,783
Accumulated other comprehensive income	51,220
Total stockholders' equity	**259,103**
Total liabilities and stockholders' equity	**$ 265,437**

See the accompanying notes to the financial statements.

Inter-Market Capital Corporation
(A Wholly-Owned Subsidiary of Inter-Market Financial Corporation)

Statement of Operations
For the Period Ended September 30, 2009

Revenue	
Interest and dividend income	$ 38
Total revenue	38
Expenses	
Accommodation expense	5,522
Professional fees	3,750
Other operating expenses	1,649
Total Operating Expenses	10,921
Loss before other income	(10,883)
Gain on investment other than trading	10
Loss before provision for income taxes	(10,873)
Income tax benefit	1,963
Net loss	(8,910)

Statement of Comprehensive Income (Loss)

Net loss	(8,910)
Other comprehensive income	1,020
Comprehensive loss	$ (7,890)

See the accompanying notes to the financial statements.

Inter-Market Capital Corporation
(A Wholly-Owned Subsidiary of Inter-Market Financial Corporation)

Statement of Changes in Stockholders' Equity
For the Period Ended September 30, 2009

	Common Stock		Retained	Accumulated Other Comp.	Total Stockholders'
	Shares	Amount	Earnings	Income	Equity
Balance at October 1, 2008	100	$ 10,100	$ 206,693	$ 50,200	$ 266,993
Net loss	-	-	(8,910)	-	(8,910)
Other comprehensive income	-	-	-	1,020	1,020
Balance at September 30, 2009	100	$ 10,100	$ 197,783	$ 51,220	$ 259,103

See the accompanying notes to the financial statements.

Inter-Market Capital Corporation
(A Wholly-Owned Subsidiary of Inter-Market Financial Corporation)

Statement of Cash Flows
For the Period Ended September 30, 2009

Cash flows from operating activities:		
Net loss	$	(8,910)
Adjustments to reconcile net income to net cash flows provided by operating activites:		
(Increase) decrease in operating assets:		
Due from parent		(4,478)
Prepaid expenses		(46)
Deferred taxes		83
Net unrealized gain (loss) on investments other than trading		1,020
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		3,900
Income taxes payable		(2,296)
Deferred taxes		68
Total adjustments		(1,749)
Net cash (used in) operating activities		(10,659)
Cash flows from investing activities:		
Net increase in investment		(708)
Net cash (used in) investing activities		(708)
Net decrease in cash and cash equivalents		(11,367)
Cash and cash equivalents - beginning of period		12,861
Cash and cash equivalents - end of period	$	1,494
Supplemental cash flows disclosures		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

See the accompanying notes to the financial statements.

1) Organization and Nature of Business

Inter-Market Capital Corporation (the "Company") was incorporated in the State of New York on November 25, 1985. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Inter-Market Financial Corporation (the "Parent").

2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Federal and State taxes are recorded as of the date of the financial statements utilizing currently enacted tax laws and rates. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments approximate the carrying values of such amounts.

3) Investment

Investment at fair market value consists of a U.S. Treasury Bill. Net unrealized holding losses on this investment for the year ended September 30, 2009 in the amount of $1,020 have been included in accumulated other comprehensive income.

4) Related Party Transactions

Pursuant to an accommodation expense agreement (the "Agreement") dated October 1, 2008, the Parent provides all support services for the Company including, among others, salaries, office space, legal and utilities in the normal course of its business.

The Company pays an accommodation fee to the Parent equal to one third (there being three companies sharing the office space), plus 10% (to compensate Parent for the expense of the accounting required hereby), of Parent's accommodation expense.

5) Commitments and Contingencies

At the present time, the company has no commitments or contingencies.

6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2009, the Company had net capital of $114,257 which is $109,257 in excess of required net capital of $5,000. The Company's net capital ratio at September 30, 2009 is 1.055 to 1.

7) Income Tax Matters

Deferred taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. The Company's current deferred tax liability arose primarily from net unrealized gains.

8) Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of net unrealized gain on investments of $51,220 as of September 30, 2009.

9) Concentrations of Credit Risk

Management believes it is not exposed to any significant credit risk. Cash deposits in financial institutions are below the FDIC insured amounts.

10) Annual Report on Form X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the company's office and at the regional office of the Securities and Exchange Commission.

Inter-Market Capital Corporation
(A Wholly-Owned Subsidiary of Inter-Market Financial Corporation)

Schedule of Computation of Net Capital for Brokers and Dealers Under SEC Rule 15c3-1
For the Period Ended September 30, 2009

Total stockholders' capital			$ 259,103
Non-allowable assets, deductions and charges:			
Due from parent		143,293	
Prepaid expenses		652	
Total non-allowable assets, deductions and charges			143,945
Net capital before haircuts			115,158
Haircut under (c)(2)(vi)(J)	0.50%	600	
"Funds & Trusts" haircut	2.00%	30	
		630	
Undue concentration - Rule (c)(2)(vi)(M) for Investments at Market	50.00%	271	
		901	901
Net capital after haircuts			114,257
Computation of basic net capital requirements			
Minimum net capital required (6 2/3% of aggregate indebtedness of $6,333)			422
Minimum dollar net capital requirement			5,000
Minimum capital required			5,000
Excess net capital			$ 109,257
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)			$ 113,624
Computation of aggregate indebtedness			
Total aggregate indebtedness in the statement of financial condition			$ 6,334
Percentage of aggregate indebtedness to net capital			5.50%
Ratio of aggregate indebtedness to net capital			0.055 to 1

See accompanying notes to the financial statements.

Inter-Market Capital Corporation
(A Wholly-Owned Subsidiary of Inter-Market Financial Corporation)

Schedule of Reconciliation of Net Capital per Focus Report
with Audit Report
For the Period Ended September 30, 2009

Net capital, as reported in Company's Part IIA unaudited Focus Report	$ 114,257
Net capital, per report pursuant to Rule 17a - 5(d)	$ 114,257

Reconciliation With The Company's Computations:

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of September 30, 2009, filed on October 13, 2009.

See the accompanying notes to the financial statements.

Inter-Market Capital Corporation
(A Wholly-Owned Subsidiary of Inter-Market Financial Corporation)

Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3
For the Period Ended September 30, 2009

State the Market Value and the Number of items:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of September 30, 2009 (for which instructions to reduce to possession or control had been issued as of that date, but for which the required action was not taken by respondent within the time frames specified under Rule 15e3-3).	NONE
Number of Items	NONE
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of Items	NONE

See the accompanying notes to the financial statements.

Inter-Market Capital Corporation
(A Wholly-Owned Subsidiary of Inter-Market Financial Corporation)

Computation for Determination of the Reserve Requirements Under SEC Rule 15c3-3
For the Period Ended September 30, 2009

Credit Balances	NONE
Debit Balances	NONE

Reserve Computation:

Excess of Total Credits Over Total Debits	NONE
Required Deposit	NONE
Frequency of Computation	NOT APPLICABLE

Reconciliation With The Company's Computations:
A reconciliation is not necessary pursuant to rule 17a-5(a) since there are no material differences between the computation for determination of reserve requirements as computed above and the computation by the Company included in the Form X-17A-5 as of September 30, 2009, filed on October 13, 2009.

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

TO THE STOCKHOLDERS OF
INTER-MARKET CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORPORATION)

In planning and performing our audit of the financial statements of Inter-Market Capital Corporation (the "Company") for the period ended September 30, 2009 (on which we issued our report dated November 6, 2009), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 383-8859 EMAIL: INFO@RICHANDBANDER.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rich and Bander, LLP

New York, New York
November 6, 2009